December 23, 2014

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Petróleos Mexicanos

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed May 15, 2014

File No. 000-00099

Dear Ms. Blye:

By letter dated December 15, 2014, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2013, which was filed with the Commission on May 15, 2014.

As discussed with Jennifer Hardy of the Staff on December 17, 2014, Petróleos Mexicanos is still engaged in a review of the information required to respond to the comment and respectfully requests that it be granted an extension until January 30, 2015 to respond to the Commission.

Ms. Cecilia Blye, p. 2

If you have any questions regarding this extension request or require any additional information, please do not hesitate to contact me at (212) 225-2575.

Very truly yours,

/s/ Grant M. Binder
Grant M. Binder

cc:	Mr. H. Roger Schwall
Ms. Jennifer Hardy

U.S. Securities and Exchange Commission

Mr. Mario Alberto Beauregard Álvarez

Mr. Marco Antonio de la Peña

Mr. Rodolfo Campos Villegas
Ms. Silvia Oropeza Querejeta
Mr. Rolando Galindo Galvez

Mr. Carlos Caraveo Sánchez

Mr. Eduardo Raúl Calvo Barbeau

Petróleos Mexicanos

Mr. Jorge U. Juantorena
Mr. Alejandro Canelas Fernandez

Cleary Gottlieb Steen & Hamilton LLP